EXHIBIT 99.4

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE

YEAR ENDED DECEMBER 31, 2009

(Dollar amounts expressed in US dollars, unless otherwise indicated)

FORTUNA SILVER MINES INC.
Management’s Discussion and Analysis
For the year ended December 31, 2009
(Dollar amounts expressed in US dollars, unless otherwise indicated)

Management’s Discussion and Analysis (“MD&A”) is intended to help the reader understand the significant factors that have affected Fortuna Silver Mines Inc. and its subsidiaries’ (“Fortuna” or the “Company”) performance and such factors that may affect its future performance. For a comprehensive understanding of Fortuna’s financial condition and results of operations, this MD&A should be read in conjunction with the Company’s audited consolidated financial statements for year ended December 31, 2009 and the related notes contained therein. The Company reports its financial position, results of operations and cash flows in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). In addition, the following should be read in conjunction with the Consolidated Financial Statements of the Company for the year ended December 31, 2008, the related MD&A, and Fortuna’s Annual Information Form (available on SEDAR at www.sedar.com). This MD&A refers to various non-GAAP measures, such as cash cost per tonne of processed ore, cash cost per ounce of payable silver, adjusted net income (loss), cash generated by operating activities before changes in working capital, used by the Company to manage and evaluate operating performance and ability to generate cash and are widely reported in the silver mining industry as benchmarks for performance.  Cash costs are presented as they represent an industry standard method of comparing certain costs on a per unit basis.  The Company believes that certain investors use these non-GAAP measures to evaluate the Company’s performance.  Non-GAAP measures do not have standardized meaning. Accordingly, non-GAAP measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. To facilitate a better understanding of these measures as calculated by the Company, we have provided detailed descriptions and reconciliations where applicable.

This MD&A is prepared as of March 11, 2010.

Forward Looking Information

Certain statements contained in this MD&A and elsewhere constitute forward-looking statements.  Such forward-looking statements involve a number of known and unknown risks, uncertainties and other factors which may cause the actual results, and performance of achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, changes in project parameters to deal with unanticipated economic factors, risks related to technological and operational nature of the Company’s business, the speculative nature of exploration and development, and changes in local and national government legislation.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made, and readers are advised to consider such forward-looking statements in light of the risks set forth in the section Risks and Uncertainties.

This MD&A also contains references to estimates of mineral reserves and mineral resources. The estimation of reserves and resources is inherently uncertain and involves subjective judgments about many relevant factors. The accuracy of any such estimates is a function of the quantity and quality of available data, and of the assumptions made and judgments used in engineering and geological interpretation, which may prove to be unreliable. There can be no assurance that these estimates will be accurate or that such mineral reserves and mineral resources can be mined or processed profitably. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Except as required by law, the Company does not assume the obligation to revise or update these forward looking statements after the date of this document or to revise them to reflect the occurrence of future unanticipated events.

In particular, forward-looking information and statements include:

Management’s Discussion and Analysis Page - 1

FORTUNA SILVER MINES INC.
Management’s Discussion and Analysis
For the year ended December 31, 2009
(Dollar amounts expressed in US dollars, unless otherwise indicated)

➢
“A pre-feasibility study covering all pre-construction engineering projects for the mine, processing plant and supporting infrastructure is scheduled to be completed in the first quarter of 2010, with construction activities to commence shortly thereafter.” (page 4);

➢	“The ore mix in 2010 is expected to be similar.” (page 9);
➢	“In 2010, 14,800 m of development and preparation have been budgeted as part of ongoing operations.” (page 9);
➢	“The first phase of the project will demand $2.5 million and construction is scheduled for the second quarter of 2011.” (page 9);
➢
“The Company expects to publish a pre-feasibility and start construction activities during the first quarter of 2010. The Company looks forward to commissioning San Jose in 2011, which will drive further growth in Fortuna’s silver production.”(page 11);

➢	“The new resource estimate will serve as the basis for pre-feasibility level engineering studies projected for the first quarter of 2010.” (page 11);
➢
“The Company´s engineering staff is currently conducting an internal review of the various engineering projects and continues to work towards the delivery of the final feasibility study by the first quarter of 2010.”(page 12);

➢	“Management believes the Company’s cash position as well as its ongoing operation in Caylloma is sufficient to support the Company’s operating and capital requirements on an ongoing basis.” (page 15);
➢	“For 2010, the Company expects to sustain silver production at 1,700,000 ounces, with base metal production also remaining level at current rates.” 2010 Production Guidance table. (page 31).

Business of the Company

Fortuna Silver Mines Inc. (the “Company”) is a mining company focused on producing silver and developing silver projects in Latin America.  The Company’s principal assets are the Caylloma Polymetallic Mine in southern Peru and the San Jose Silver-Gold Project in southern Mexico.

Recent Developments and 2009 Highlights

Financial and Operating Results

During the year ended December 31, 2009, the Company generated record sales of $51.43 million compared to $24.87 million in 2008, representing an increase of 107%.

In 2009, Caylloma produced 1,682,546 ounces of silver, representing an increase of 109% over the 2008 production of 805,057 ounces of silver.  This increase is primarily attributable to a 64% increase in silver head grade.

The income in 2009 of $0.62 million (2008: loss $0.91 million) was due primarily to record sales of $51.43 million (2008: $24.87 million) resulting in record mine operating income of $27.73 million (2008: $3.90 million) offset by losses on our commodity hedge book.  The Company’s base metal price protection program generated a loss on commodity contracts of $7.36 million during 2009 compared to a gain of $4.27 million in 2008.

Adjusting for the mark-to-market effect on the loss on commodity contracts, a non-GAAP measure, the year of 2009 resulted in adjusted net income of $1.98 million compared to a loss of $1.30 million in 2008.

Management’s Discussion and Analysis Page - 2

FORTUNA SILVER MINES INC.
Management’s Discussion and Analysis
For the year ended December 31, 2009
(Dollar amounts expressed in US dollars, unless otherwise indicated)

	Expressed in millions
	Years ended December 31,
	2009	2008
NET (LOSS) INCOME FOR THE PERIOD	$0.62	$(0.91)
Items of note, net of tax:
Mark to Market effect on derivatives	1.36	(0.39)
ADJUSTED NET INCOME(LOSS) FOR THE PERIOD (1)	$1.98	$(1.30)
(1)  A non-GAAP measure

Cash generated by operating activities before changes in working capital, a non-GAAP measure, for the year was $15.91 million up from $8.65 million in 2008.

During the year ended December 31, 2009, silver production amounted to 1,755,017 ounces with a negative cash cost per ounce of payable silver of $4.93, net of by-product credits.  In 2009, 395,561 tonnes of ore were treated compared to 331,380 tonnes in the prior year and the cash cost per tonne of treated ore was $46.00 (Cash cost is a non-GAAP measure).  See page 14 for reconciliation of cash cost to the cost of sales in the consolidated statement of operations).

Financing

On January 6, 2010, the Company signed a commitment letter to enter into a $20 million senior secured revolving credit facility with The Bank of Nova Scotia.  The facility has a 2.5 year maturity.  The proceeds of the facility may be used for general corporate purposes, including the development of the San Jose Project in Mexico.  The facility is intended to complement Fortuna’s strong cash position and provide additional financing flexibility during the construction stage at San Jose.  No funds have been drawn under this facility.

On February 3, 2010, the Company entered into a bought deal financing (“Offering”) with a syndicate of underwriters co-led by CIBC and Canaccord Financial Ltd.

The Offering closed on March 2, 2010 and the Company issued 15,007,500 common shares at a price of CAD$2.30 per shares (refer to Note 16.a) under the bought deal financing for gross proceeds of CAD$34.5 million.  Net proceeds of CAD$32.8 million after underwriting fees of CAD$1.7 million were raised from the bought deal financing.

The Company intends to use the net proceeds from the Offering to partially fund the construction of its 100% owned San Jose project in the state of Oaxaca, Mexico and for general corporate purposes.

Management’s Discussion and Analysis Page - 3

FORTUNA SILVER MINES INC.
Management’s Discussion and Analysis
For the year ended December 31, 2009
(Dollar amounts expressed in US dollars, unless otherwise indicated)

Approval of Change of Land Use for San Jose Project, Mexico

On December 14, 2009, the “Secretaria de Medio Ambiente y Recursos Naturales” (Mexican Environmental Agency) approved the Company’s application for a change of land use from agricultural to industrial for the San Jose silver-gold project, located in the southern State of Oaxaca, Mexico.

This is the final permit required to commence construction activities and complements the Environmental Impact Study, which was approved in late October 2009.

A pre-feasibility study covering all pre-construction engineering projects for the mine, processing plant and supporting infrastructure is scheduled to be completed in the first quarter of 2010, with construction activities to commence shortly thereafter.

Exchange Listings

The Company’s common shares began trading on the Toronto Stock Exchange (TSX) at the opening of trading on Monday, January 18, 2010 under the symbol “FVI”.

Discovery of high-grade silver-gold at Caylloma Mine, Peru

On February 2, 2010, the Company announced the discovery of high-grade silver-gold mineralization in the upper portion of the Animas Vein at the Caylloma Mine in southern Peru.  The Animas vein, traditionally a polymetallic vein, is the source of 85% per cent of production at the Caylloma mine. The Company is currently investigating the impact of the new discovery and are working to define resources to be included in the mine plan.

Management’s Discussion and Analysis Page - 4

FORTUNA SILVER MINES INC.
Management’s Discussion and Analysis
For the year ended December 31, 2009
(Dollar amounts expressed in US dollars, unless otherwise indicated)

Selected Annual Information

	Years Ended December 31,
Expressed in $000's, except per share data	2009	2008	2007
Sales	51,428	24,867	29,796
Income before income taxes
and non-controlling interest	6,312	687	1,566
Net income (loss)	623	(910)	(2,437)
Earnings (loss) per share, basic and diluted	0.01	(0.01)	(0.04)

Total assets	139,738	115,368	126,860
Long term liability	1,454	1,382	441

In 2009, the Company generated record sales of $51.43 million compared to $24.87 million in 2008.  This increase was primarily driven by higher silver and lead head grades, in particular silver which increased by 64%, higher throughput, and reduced treatment charges.   Sales in 2008, decreased from 2007, by 16.5% in spite of  higher metal production due to decreased unit values of concentrates comprised of decreases in metal prices and increases in smelter treatment charges.

Quarterly Information

The following table provides information for the eight fiscal quarters ended December 31, 2009:

Expressed in $000's, except per share data

Quarters Ended

	31-Dec-09	30-Sep-09	30-Jun-09	31-Mar-09	31-Dec-08	30-Sep-08	30-Jun-08	31-Mar-08
Sales	16,356	13,230	12,862	8,980	2,795	7,492	7,772	6,808
Mine operating
income (loss) *	10,376	7,074	6,792	3,487	(2,986)	1,734	2,848	2,303

Net income (loss)	1,037	(556)	1,196	(1,054)	(2,468)	(297)	2,493	(638)
Earnings (loss)
per share - basic	0.01	(0.01)	0.01	(0.02)	(0.03)	0.00	0.03	(0.01)
- diluted	0.01	(0.01)	0.01	(0.02)	(0.03)	0.00	0.03	(0.01)
* Mine operating income (loss) is a non-GAAP measure used by the Company as a measure of operating performance

Sales have consistently increased quarter over quarter since the fourth quarter of 2008 with the fourth quarter of 2009 reaching a record high at $16.36 million.  This upward trend in sales is mainly attributable to increases in metal prices.  Higher sales throughout 2009 compared to the corresponding quarters of 2008 have been significantly driven by higher silver head grades, higher production, and lower treatment charges.

Management’s Discussion and Analysis Page - 5

FORTUNA SILVER MINES INC.
Management’s Discussion and Analysis
For the year ended December 31, 2009
(Dollar amounts expressed in US dollars, unless otherwise indicated)

Financial Results

During the year ended December 31, 2009, the Company generated record sales of $51.43 million compared to $24.87 million in 2008, representing an increase of 107%.

When broken down by type of concentrate: silver-lead concentrate sales increased in tonnage by 50%, and the unit value of concentrate increased by 11%.  The latter increase is a result of lower smelter treatment charges of $197 per ton of concentrate and higher silver grade offset by a 18% and 2% decrease in lead and silver prices, respectively.  Zinc concentrate sales increased in tonnage by 23% and the unit value of concentrate increased by 4%.  The latter increase is a result of lower smelter treatment charges of $140 per ton of concentrate offset by a 12% decrease in the metal price.

During the year ended December 31, 2009, mine operating income was $27.73 million, 6 times above the $3.90 million achieved in the same period of 2008.  This improvement is a reflection of improved head grades, higher throughput, increased recoveries, and better commercial terms.  Contributing negatively to the income for the year of $0.62 million (2008: loss $0.91 million) is primarily the non-operating loss in commodity contracts of $7.36 million (2008: gain $4.27 million).

Mark-to-Market effect:  Included in the $7.36 million loss recorded on commodity contracts, is a mark-to market effect of $1.36 million, net of tax,  related to open contracts as at the end of December 2009 expiring between the months of January 2010 and December 2010.

Total cost of sales, including depletion, depreciation and accretion, in 2009 totalled $23.70 million (2008: $20.97 million) and represents an increase of 13% over 2008.  While tonnage of concentrate sold during 2009 increased 35% compared to 2008, cost of sales increased only by 13%.  Lead and silver head grades increased by 25% and 64%, respectively, over 2008.  Other things being equal, an increase in head grades will deliver higher concentrate production for equal or similar production costs.

Selling and administrative expenses in 2009 increased 22% to $9.56 million (2008: $7.82 million).  The increase is due mainly to higher selling expenses associated with higher tonnage of concentrate sold.  Corporate general and administrative expenses increased by $0.67 million to $4.06 million (2008: $3.39 million); selling and administrative expenses increased by $0.81 million to $5.01 million (2008: $4.20 million) ; and government royalty paid by Minera Bateas increased by $0.26 million to $0.49 million (2008: $0.23 million).

 Stock-based compensation charge totalled $2.71 million compared to $1.35 million in 2008.

Interest and other income and expenses in 2009 amounted to net income of $0.43 million compared to net income of $1.36 million in 2008.  The decrease is attributable to the Company holding a comparatively smaller average cash balance and a reduction in interest rates.

Interest and finance expenses in 2009 were $0.16 million compared to $0.10 million in 2008.  Interest expenses relate primarily to capital lease operations at our operating subsidiary.

Net loss on commodity contract in 2009 amounted to $7.36 million compared to a net gain of $4.27 million in 2008.  This amount reflects the change in fair value of derivative contracts between the opening of the reporting period and either the expiry of the contracts or the closing of the period, whichever happened first.  Included in the $7.36 million loss recorded on commodity contracts, is a mark-to market effect of $2.17 million ($1.36

Management’s Discussion and Analysis Page - 6

FORTUNA SILVER MINES INC.
Management’s Discussion and Analysis
For the year ended December 31, 2009
(Dollar amounts expressed in US dollars, unless otherwise indicated)

million net of tax) related to open contracts as at the end of December 2009 expiring between the months of January 2010 and December 2010.  The Company has entered into short term commodity forward and option contracts to secure a minimum price level on part of Caylloma’s zinc and lead metal production, and enters regularly into forward lead and zinc contracts with banks to fix the final settlement price of metal delivered in concentrates, where the final settlement price is yet to be set at a future quotational period according to contract terms.  The Company does not use hedge accounting.

The $5.87 million Income tax provision recorded for 2009 (2008: $1.70 million) comprises current and future income tax expense.  Current income tax for the period, including the worker profit sharing plan regulated by Peruvian law was $5.08 million (2008: $nil).  Future income tax expense, amounting to $0.79 million (2008: $1.70 million) is attributed to temporary differences arising on amounts of mineral properties at Peruvian operations where exploration and development are expensed for tax purposes.

Management’s Discussion and Analysis Page - 7

FORTUNA SILVER MINES INC.
Management’s Discussion and Analysis
For the year ended December 31, 2009
(Dollar amounts expressed in US dollars, unless otherwise indicated)

Results of Operations

Peru - Caylloma Ag-Pb-Zn Mine

	Years ended
Caylloma Mine	December 31,
	2009	2008
Tonnes milled	395,560	331,381
Average tons milled per day	1,121	936

Head Grade
Silver (g/t)	154.76	94.58
Lead (%)	3.10	2.48
Zinc (%)	3.66	3.65
Copper (%)*	0.24	na
Recoveries
Silver (%)**	85.40	79.47
Lead (%)	93.02	90.69
Zinc (%)	89.07	87.39
Copper (%) *	51.94	na
Production (metal contained)
Silver (oz)***	1,682,546	805,057
Lead (lbs)	25,137,107	16,501,600
Zinc (lbs)	28,441,836	23,283,019
Copper (lbs)*	88,185	na
Average Selling Price
Silver (US$ per oz)	14.65	15.02
Lead (US$ per lb)	0.78	0.95
Zinc (US$ per lb)	0.75	0.85
Copper (US$ per lb)*	3.17	na
Unit cash cost and Net smelter return
Unit cash cost (US$/oz ag)	(4.93)	(3.78)
Unit Net Smelter Return (US$/tonne)	124.00	87.00
*	Copper figures for the month of December 2009
**	Silver recovery in lead and copper concentrates
***	Silver production contained in lead and copper concentrates

In 2009, the Caylloma mine increased throughput by 19% compared to 2008 by processing 395,560 tonnes of ore, and surpassed its silver production forecast by 5%.   Production in 2009, as compared to 2008, increased as follows:
➢	silver production increased by 109% to 1,682,546 ounces;
➢	lead metal production increased by 52% to 25,137,107 pounds;
➢	zinc metal production increased by 22% to 28,441,836 pounds; and,
➢	exceeded the Company’s silver production forecast of 1.6 million ounces by 5%.

Increments against 2008 were achieved through a combination of higher grades, improved metallurgical recoveries, and a higher throughput which reached an average of 1,121 tonnes per day (“tpd”) in 2009, 20% above the average throughput rate of 936 tpd in 2008.

Management’s Discussion and Analysis Page - 8

FORTUNA SILVER MINES INC.
Management’s Discussion and Analysis
For the year ended December 31, 2009
(Dollar amounts expressed in US dollars, unless otherwise indicated)

Mine production throughout the year took place principally on the polymetallic Animas vein which provided 85% of ore sourced to the mill in 2009.  The balance was sourced as follows: 9% from high grade silver veins Soledad and Bateas, and 6% from existing ore stocks.  The ore mix in 2010 is expected to be similar.

Total underground preparation and development in 2009 amounted to 9,800 m, below the 13,000 m drifted in 2008.  The gradual return to normality in metal prices throughout the year allowed the Company to get back on track with respect to required mine development after the significant budget cutbacks at the end of 2008 and the beginning of 2009.   In 2010, 14,800 m of development and preparation have been budgeted as part of ongoing operations.

In 2009, the Company successfully commissioned the expansion project that allowed a ramp up in plant capacity to 1,200 tpd and the addition of a copper circuit.  The copper project started commercial production in December of 2010 and is now operating at sustained recoveries of 56%.

In 2009, the Company completed the feasibility study for a new tailings facility.  Total estimated capital for the project is $6.8 million for a capacity equivalent to 15 years of operations.  The first phase of the project will demand $2.5 million and construction is scheduled for the second quarter of 2011.

Cash cost per ounce of payable silver net of by-product credits at Caylloma was negative $4.93 in 2009, a 30% drop compared to 2008 (2008: negative $3.78) attributable to a 45% increase in by-product credits and a 108% increase in payable silver ounces.  Cash cost per tonne of treated ore in 2009 decreased by 1% to $46.00 (2008: $46.41).  (See page 14 for reconciliation of cash production cost to the cost of sales in the consolidated statement of operations).

On July 16, 2009, the Company released an updated NI 43-101 resource estimation for Caylloma.  The NI 43-101 Technical Report was filed on August 27, 2009.  Highlights of the resource & reserve estimation include:

➢	Proven and Probable Mineral Reserves are estimated at 4.03 million tonnes averaging 156 g/t Ag, 0.55 g/t Au, 1.70% Pb and 2.58% Zn;
➢
Contained silver is estimated at 20.3 million ounces, representing a 304% increase in silver ounces in the Proven and Probable reserve categories over the previous resource and reserve estimate (NI 43-101 Technical Report published October 3, 2006);

➢	Inferred Mineral Resources are estimated at 1.3 million tonnes averaging 187 g/t Ag, 0.29 g/t Au, 1.92% Pb and 3.25% Zn;
➢	Contained silver in the Inferred Resource category is estimated at 7.7 million ounces.

Discovery of high-grade silver-gold at Caylloma Mine, Peru

On February 2, 2010, the Company announced the discovery of high-grade silver-gold mineralization in the upper portion of the Animas Vein at the Caylloma Mine in southern Peru.  The Animas vein, traditionally a polymetallic vein, is the source of 85% per cent of production at the Company’s Caylloma mine. The Company is currently investigating the impact of the new discovery and are working to define resources to be included in the Company’s mine plan.

Management’s Discussion and Analysis Page - 9

FORTUNA SILVER MINES INC.
Management’s Discussion and Analysis
For the year ended December 31, 2009
(Dollar amounts expressed in US dollars, unless otherwise indicated)

Price protection program

During the year, the Company entered into commodity forward and option contracts to secure a minimum price level on part of its Caylloma’s zinc and lead metal production throughout the period covering February 2009 to December 2010 with the objective of securing short term capital requirements for project development.

The counterparties are Standard Bank PLC, Banco Bilbao Vizcaya Argentaria, S.A., Macquarie Bank Limited, Goldman Sachs, and Scotia Bank.

Forward Sales Contracts - Swap Basis

The contracts are spread evenly over the periods shown below with settlement occurring on a monthly basis.  No initial premium associated with these trades has been paid.

The following forward sale contracts were entered into on a SWAP basis, as defined below:

January 2009 - settlements throughout February 2009 to July 2009:

Lead forward contracts:                          $1,109/t, for the total of 3,150 tons
Zinc forward contracts:                           $1,240/t, for the total of 3,850 tons

July 2009 - settlements throughout August 2009 to December 2009:

Lead forward contracts:                          $1,645/t, for the total of 2,675 tons
Zinc forward contracts:                           $1,561/t, for the total of 3,000 tons

August 2009 - settlements throughout January 2010 to June 2010:

Lead forward contracts:                          $1,910/t, for the total of 1,800 tons
Zinc forward contracts:                           $1,787/t, for the total of 1,050 tons

The SWAP basis contracts are settled against the arithmetic average of zinc and lead spot prices over the month in which the contract matures.

Put and Call Option Commodity Arrangements

As at December 31, 2009, the Company had entered into a series of put and call option commodity arrangements.  A long put refers to put options that have been bought by the Company, and a short call refers to call options that have been sold by the Company.  Settlement of these options occurs monthly during the period of January 2010 to December 31, 2010 as follows:

Management’s Discussion and Analysis Page - 10

FORTUNA SILVER MINES INC.
Management’s Discussion and Analysis
For the year ended December 31, 2009
(Dollar amounts expressed in US dollars, unless otherwise indicated)

Period January 2010 - Jun 2010

The following Zinc Option contracts were entered into:

•	6 Long put options at strike price:	$2,000/t, for the total of 2,100 tons

•	6 Short call options at strike price:	$3,010/t, for the total of 2,100 tons

The following Lead Option contracts were entered into:

•	6 Long put options at strike price:	$2,000/t, for the total of 1,200 tons

•	6 Short call options at strike price:	$2,975/t, for the total of 1,200 tons

Period July 2010 - December 2010

The following Zinc Option contracts were entered into:

•	6 Long put options at strike price:	$2,000/t, for the total of 3,150 tons

•	6 Short call options at strike price:	$3,010/t, for the total of 3,150 tons

The following Lead Option contracts were entered into:

•	6 Long put options at strike price:	$2,000/t, for the total of 2,850 tons

•	6 Short call options at strike price:	$2,974/t, for the total of 2,850 tons

Mexico - San Jose Silver-Gold Project

With the recent granting of the Change of Land Use permit (see Fortuna news release dated December 14, 2009), Fortuna now has all of the key permits necessary to start construction at San Jose.  Project staffing for the construction phase is being conducted and the Company has initiated selective searches for long lead equipment. The Company expects to publish a pre-feasibility and start construction activities during the first quarter of 2010. The Company looks forward to commissioning San Jose in 2011, which will drive further growth in Fortuna’s silver production.

For financing of this project, refer to Liquidity and Capital Resources (page 15).

Trinidad Resource Estimation

On October 26, 2009, the Company released an updated NI 43-101 resource estimation for San Jose, with the full NI 43-101 released on December 10, 2009.  Highlights are as follows:

Indicated Resources have increased 83% to 2.69 million tonnes with contained silver equivalent ounces increasing 112% to 37.6 million Ag Equivalent1 ounces.  Silver and gold grades in the Indicated Resource category have increased by 12% to 295 g/t and 4% to 2.27 g/t, respectively. The new resource estimate will serve as the basis for pre-feasibility level engineering studies projected for the first quarter of 2010.

Management’s Discussion and Analysis Page - 11

FORTUNA SILVER MINES INC.
Management’s Discussion and Analysis
For the year ended December 31, 2009
(Dollar amounts expressed in US dollars, unless otherwise indicated)

At a cut-off grade of 150 g/t Ag Equivalent, the Indicated and Inferred Mineral Resources for the Trinidad Zone at San Jose are estimated at:

Indicated Mineral Resource:	2.69 million tonnes grading 295 g/t Ag and 2.27 g/t Au containing 37.6 million Ag Equivalent1 ounces
Inferred Mineral Resource:	2.41 million tonnes grading 262 g/t Ag and 2.11 g/t Au containing 30.4 million Ag Equivalent1 ounces.

1Silver equivalency estimates were derived using metal prices of US$13.75/oz for silver and US$856.16/oz for gold (36-month average + 24 month future metal prices as of July 31, 2009). Metallurgical recoveries were estimated at 92.5% for silver and 91.5% for gold based on metallurgical testing completed by Metcon Research of Tucson, Arizona as of March 2009.

The resource estimate incorporates data from 196 core drill holes totaling 64,204 meters and 908 underground channel samples. Previously reported NI 43-101 compliant resources for San Jose were estimated at 1.47 million tonnes grading 263 g/t Ag and 2.19 g/t Au in the Indicated category and 3.9 million tonnes grading 261 g/t Ag and 2.57 g/t Au in the Inferred category (see March 31, 2007 Technical Report available on the company website (www.fortunasilver.com ) and on SEDAR).

Approval of Environmental Impact Study

On October 23rd, 2009, the “Secretaria de Medio Ambiente y Recursos Naturales” (Mexican Environmental Agency) delivered the approval of the Environmental Impact Study for full mine and mill construction and operation at the San Jose silver-gold project, located in the southern State of Oaxaca, Mexico.

The October 23rd, 2009 government approval authorizes the construction and future operation of the San Jose Mine, including the underground workings, processing plant, tailings facility and other surface infrastructure for a 1,500 tonne per day operation within an area of ninety-two hectares.

The permit contemplates a processing plant that will use conventional flotation for production of high grade silver- and gold- bearing concentrates, without the use of cyanide.  The primary source of industrial water for the project will be from a gray-water treatment facility located thirteen kilometers from the mine site.

Approval of Change of Land Use

On December 14, 2009, the “Secretaria de Medio Ambiente y Recursos Naturales” (Mexican Environmental Agency) approved the Company’s application for a change of land use from agricultural to industrial for the San Jose silver-gold project, located in the southern State of Oaxaca, Mexico.

This is the final permit required to commence construction activities and complements the Environmental Impact Study, which was approved in late October 2009.

Other permits

On April 28, 2009, the “Comision Federal de Electricidad” (Mexican Federal Energy Commission) issued the permit to connect to the national power grid for up to five megawatts; sufficient power to cover the requirements

Management’s Discussion and Analysis Page - 12

FORTUNA SILVER MINES INC.
Management’s Discussion and Analysis
For the year ended December 31, 2009
(Dollar amounts expressed in US dollars, unless otherwise indicated)

of a 1,500 tonnes per day mine operation.  The transformer sub-station site will be located within five hundred meters of the main high voltage power line which runs through the Company´s property.

Project Engineering

The Company has received from its consultants all the engineering design that form up the San Jose Pre-Feasibility Study which include the processing plant, tailings facility, power project, water project, surface infrastructure, mine design, and other matters.  The Company´s engineering staff is currently conducting an internal review of the various engineering projects and continues to work towards the delivery of the final feasibility study by the first quarter of 2010.

The Company has engaged North American engineering firm CAM to provide Qualified Person supervision for the project engineering and to author required Technical Reports.

Mexico - Tlacolula Silver Project

The 12,000 ha Tlacolula property is located 14km E-SE of the city of Oaxaca, 20km north of the Taviche District, where high-grade silver has been mined since Spanish colonial times, and is 30km northeast of the Company’s 100% owned San Jose silver-gold development project.

In September 2009, the Company, through its wholly owned subsidiary, Cuzcatlan, was granted an option (the “Option”)  to acquire a 60% interest (the “Interest”) in the Tlacolula silver project (“property”) located in the State of Oaxaca, Mexico from Radius Gold Inc.’s wholly owned subsidiary, Radius (Cayman) Inc. (“Radius”) (a related party by way of directors in common with the Company).  The Company can earn the Interest by spending $2 million, which includes a commitment to drill 1,500 meters within three years, and making staged annual payments of $0.25 million cash and $0.25 million in common stock of the Company to Radius according to the following schedule:

➢	$0.02 million cash and $0.02 million cash equivalent in shares upon stock exchange approval;
➢	$0.03 million cash and $0.03 million cash equivalent in shares by the first year anniversary;
➢	$0.05 million cash and $0.05 million cash equivalent in shares by the second year anniversary;
➢	$0.05 million cash and $0.05 million cash equivalent in shares by the third year anniversary; and,
➢	$0.10 million cash and $0.10 million cash equivalent in shares by the fourth year anniversary.

Upon completion of the cash payments and share issuances, and incurring the exploration expenditures as set forth above, the Company will be deemed to have exercised the Option and acquired a 60% interest in the property, whereupon a joint venture will be formed to further develop the property on the basis of the Company owning 60% and Radius 40%.

On January 15, 2010, the transaction was approved by the TSX Venture Exchange,   The Company has issued 7,813 common shares of the Company at a fair market value of $2.56 per share and paid $0.02 million cash according to the terms of the option agreement.

Management’s Discussion and Analysis Page - 13

FORTUNA SILVER MINES INC.
Management’s Discussion and Analysis
For the year ended December 31, 2009
(Dollar amounts expressed in US dollars, unless otherwise indicated)

Cash cost per silver ounce and cash cost per tonne (non-GAAP measures)

Cash cost per ounce and cash cost per tonne are key performance measures that management uses to monitor performance.  In addition, cash costs are presented as they represent an industry standard method of comparing certain costs on a per unit basis and management believes that certain investors use these non-GAAP measures to evaluate the Company’s performance.  These performance measures have no meaning within Canadian Generally Accepted Accounting Principles (“Canadian GAAP”), and, therefore, amounts presented may not be comparable to similar data presented by other mining companies.

The following table presents a reconciliation of cash costs per tonne of processed ore and cash cost per ounce of payable silver to the cost of sales in the consolidated statement of operations for the years ended December 31, 2009 and 2008.

	$'000's
	Years ended
	December 31,
	2009	2008

Cost of sales	23,699	20,968
Add / (Subtract)
Change in inventory (ore and concentrate stock piles)	442	(225)
Depletion, depreciation, and accretion	(5,944)	(5,363)
Cash cost	18,197	15,380

Total processed ore (tonnes)	395,561	331,380

Cash cost per tonne of processed ore ($/t)	46.00	46.41

Cash cost	18,197	15,380
Add / (Subtract)
By-product credits 1	(27,318)	(18,879)
Refining charges	1,416	659
Cash cost applicable per payable ounce	(7,705)	(2,840)

Payable silver ounces	1,563,775	750,822

Cash cost per ounce of payable silver ($/oz)	(4.93)	(3.78)
1 By-product credits are included in the provisional liquidation

Liquidity and Capital Resources

The Company’s cash as at December 31, 2009 was $30.76 million (2008: $29.45 million) and $6.03 million (2008: $nil) in short term investments.

Management’s Discussion and Analysis Page - 14

FORTUNA SILVER MINES INC.
Management’s Discussion and Analysis
For the year ended December 31, 2009
(Dollar amounts expressed in US dollars, unless otherwise indicated)

During 2009, cash generated by operating activities before changes in working capital was $15.91 million.  Further liquidity consumed by changes in working capital amounted to $2.22 million, for total cash generated by operating activities of $13.69 million.

During 2009, the Company invested a total amount of $11.02 million in mineral properties, $3.10 million in plant and equipment, and $5.99 million in short term investments.  Additionally, the Company collected a net amount of value added tax refundable credit from the Mexican Government of $2.90 million.  This is net of value added tax disbursements on local expenses during the period.

As at December 31, 2009, the Company’s working capital amounted to $36.14 million compared to working capital of $34.06 million at December 31, 2008.

On January 6, 2010, the Company signed a commitment letter to enter into a $20 million senior secured revolving credit facility with The Bank of Nova Scotia.  The facility has a 2.5 year maturity.  The proceeds of the facility may be used for general corporate purposes, including the development of the San Jose Project in Mexico.  The facility is intended to complement Fortuna’s strong cash position and provide additional financing flexibility during the construction stage at San Jose.  No funds have been drawn under this facility.

On March 2, 2010 and the Company issued 15,007,500 common shares at a price of CAD$2.30 per shares, under the bought deal financing for gross proceeds of CAD$34.5 million.  Net proceeds of CAD$32.8 million after underwriting fees of CAD$1.7 million were raised from the bought deal financing.

Management believes the Company’s cash position as well as its ongoing operation in Caylloma is sufficient to support the Company’s operating and capital requirements on an ongoing basis.  Actual funding requirements may vary from those planned due to further acquisition opportunities.  Management believes it will be able to raise equity capital or access debt facilities as required in both the short and long term, but recognizes the uncertainty attached thereto.

Guarantees and Indemnifications

The Company may provide guarantees and indemnifications in conjunction with transactions in the normal course of operations.  These are recorded as liabilities when reasonable estimates of the obligations can be made.  Indemnifications that the Company has provided include obligation to indemnify:

➢
directors and officers of the Company and its subsidiaries for potential liability while acting as a director or officer of the Company, together with various expenses associated with defending and settling such suits or actions due to association with the Company;

➢	certain vendors of acquired company for obligations that may or may not have been known at the date of the transaction.

The Company acts as a guarantor to capital lease obligations held by two of its mining contractors.  These capital lease contracts are related to the acquisition of mining equipment deployed at the Caylloma mine.

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements or commitments that are expected to have a current or future effect on our financial condition, results of operations, liquidity, capital expenditures, or capital

Management’s Discussion and Analysis Page - 15

FORTUNA SILVER MINES INC.
Management’s Discussion and Analysis
For the year ended December 31, 2009
(Dollar amounts expressed in US dollars, unless otherwise indicated)

resources that is material to investors, other than those disclosed in this MD&A and the consolidated financial statements and the related notes.

Related Party Transactions (expressed in $’000’s)

The Company incurred charges from directors, officers, and companies having a common director or officer as follows:

	Expressed in $'000's
	Years ended December 31,
Transactions with related parties	2009	2008
Consulting fees 1	$145	$62
Salaries and wages 2,3	122	104
Other general and administrative expenses 3	159	74
	$426	$240

1Consulting fees includes fees paid to two directors, Simon Ridgway and Mario Szotlender.
2 Salaries and wages includes employees' salaries and benefits charged to the Company based on an estimated percentage of the actual hours worked for the Company.
2,3 Radius Gold Inc. (“Radius”) has directors in common with the Company and shares office space, and is reimbursed for various general and administrative costs incurred on behalf of the Company.

In September 2009, the Company was granted an option to acquire a 60% interest in the Tlacolula silver project located in the State of Oaxaca, Mexico from Radius.  Refer to Notes to the Consolidated Financial Statements Note 10. c).

	Expressed in $'000's
Amounts due to/(from) related parties	December 31, 2009	December 31, 2008
Owing (from)/to a director and officer4	$(1)	$-
Owing to a company with common directors 3	$50	$38
	$49	$38

4 Owing from a director includes a non-interest bearing loan to Jorge A. Ganoza Durant with no specific terms of repayments.

The transactions with related parties are measured at the agreed upon exchange amount, which is the amount of consideration established and agreed upon by the parties.  The balances with related parties are unsecured, non-interest bearing, and payable in the normal course of business.

Critical Accounting Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting periods.  These estimates and assumptions are based on established industry standards, historical experience, and are reviewed on an ongoing basis to confirm their continued applicability.

Management’s Discussion and Analysis Page - 16

FORTUNA SILVER MINES INC.
Management’s Discussion and Analysis
For the year ended December 31, 2009
(Dollar amounts expressed in US dollars, unless otherwise indicated)

Depletion and Mineral Properties Cost

Mineral property costs are comprised of acquisition costs and capitalized exploration, construction and development costs.  Upon initiating production, the asset is depleted over its estimated useful life on a units-of-production basis.  The Company estimates reserves and resources and the economic life of its mines and utilizes this information to calculate depletion expense.  Depletion charges are adjusted prospectively based on periodic re-assessments of the Company’s mineral reserves.

The estimate of mineral reserves is prepared by Qualified Persons in accordance with industry standards defined under NI 43-101 of the Canadian Securities regulatory authorities.  Mineral reserve estimates can change over time as a result of numerous factors, including changes in metal prices, production costs, or the re-evaluation of geological, engineering and economic data of a deposit.  A significant reduction in mineral reserves would have a negative impact on the calculation of the depletion of this asset.

Asset Retirement Obligations

Fortuna’s determination for asset retirement obligations involves estimation of timing and amounts of future costs relating to ongoing environmental and mine closure activities required under applicable law or the Company’s own remediation plans.  These estimates are subject to significant uncertainties because many of these costs will not be incurred for a number of years, the nature of the reclamation activities might change and the assumptions regarding the rate of inflation and credit risk-adjusted interest rate used in the calculation may vary over time.  Therefore, actual costs and their timing might differ from current estimates.

Impairment of Long-lived Assets

Management reviews and evaluates its long-lived assets for impairment when events or changes in circumstances indicate that the related carrying amounts may not be recoverable.  Examples of such events or circumstances are changes in metal prices, sudden physical deterioration of the asset, legal circumstances or political risks in the countries Fortuna operates, or other external factors which could have a significant impact on the operations of the Company.  Impairment is considered to exist if total estimated future cash flows or probability-weighted cash flows on an undiscounted basis are less than the carrying amount of the assets, including mineral property, plant and equipment and non-producing property.  An impairment loss is measured and recorded based on discounted estimated future cash flows or the application of an expected present value technique to estimate fair value in the absence of a market price.  Future cash flows include recoverable proven and probable reserves and a portion of recoverable resources, silver, zinc, copper, lead and gold prices (considering current and historical prices, price trends and related factors), production levels, capital and reclamation costs, all based on detailed engineering life-of-mine plans.  Assumptions underlying future cash flow estimates are subject to risks and uncertainties.  Any differences between significant assumptions and market conditions and/or the Company’s performance could have a material effect on any impairment provision, and on the Company’s financial position and results of operations.

Income Taxes

The estimation of the Company’s future tax liabilities and assets involves significant judgment around a number of assumptions.  Judgement must be used to determine the Company’s future earning potential, and the expected timing of the reversal of future tax assets and liabilities.  Further uncertainties are the result of interpretation of

Management’s Discussion and Analysis Page - 17

FORTUNA SILVER MINES INC.
Management’s Discussion and Analysis
For the year ended December 31, 2009
(Dollar amounts expressed in US dollars, unless otherwise indicated)

tax legislation in a number of jurisdictions which might differ from the ultimate assessment of the tax authorities.  These differences may affect the final amount or the timing of the payment of taxes.

Stock-based Compensation

The determination of the value of stock-based compensation is estimated using the Black-Scholes option pricing model.  Option pricing models require the input of highly subjective assumptions, particularly as to the expected price volatility of the stock.  Other assumptions include the expected life of the options and the risk-free interest rate at the time of the grant.  Changes in these assumptions can materially affect the fair value estimated.

Financial Instruments

The carrying value of cash, accounts receivable, accounts payable and accrued liabilities, due to related parties, net approximate their fair value due to the relatively short periods to maturity and the terms of these financial instruments.

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument.  These estimates are subjective in nature and involve uncertainties and matters of significant judgement and, therefore cannot be determined with precision.  Changes in assumptions could significantly affect the estimates.

The Company enters into derivative contracts to manage its exposure to fluctuations in base metal prices.  These contracts are marked-to-market at the end of each period, and the changes in estimated fair value are recorded as an unrealized gain (loss) on commodity contracts in the statement of operations.  As at December 31, 2009 the Company estimated the fair value of the outstanding contracts to constitute a liability of $3.06 million, and recorded a loss in the consolidated statements of operations for the year of $7.36 million.  The estimated fair value was determined based on using applicable valuation techniques for commodity options with reference to the published market prices for underlying commodities quoted at the London Metal Exchange.

The long term investments in marketable securities are classified as available-for-sale and are measured at fair value at the end of each period.  Fair value of these investments is determined based on published market prices of underlying securities.  Change in fair values of available-for-sale marketable securities is recognized in other comprehensive income.  At December 31, 2008 the Company had an investment in 3,706,250 shares of Continuum.  These shares were de-recognized upon the Company’s acquisition of Continuum on March 6, 2009 and a loss of $0.46 million was recorded in the statement of operations to reflect the realization of the loss.
The Company’s financial instruments are exposed to certain financial risks, including currency risk, credit risk, liquidity risk, interest risk, and metal price risk.

(a) Fair value of financial instruments

The Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3862 “Financial Instruments - Disclosure” requires disclosure of a three-level-hierarchy for fair value measurements based upon transparency of inputs to the valuation of financial instrument carried on the balance sheet at fair value.  The three levels are defined as follows:

•	Level 1 - inputs to the valuation methodology are quoted (unadjusted) for identical assets or liabilities in active markets.

Management’s Discussion and Analysis Page - 18

FORTUNA SILVER MINES INC.
Management’s Discussion and Analysis
For the year ended December 31, 2009
(Dollar amounts expressed in US dollars, unless otherwise indicated)

•
Level 2 - inputs to valuation methodology include quoted market prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

•	Level 3 - inputs to the valuation methodology are unobservable and significant to the fair value of measurement.

The carrying value of cash, short term investments, accounts receivable, accounts payable and accrued liabilities, due to related parties, net, approximate their fair value due to the relatively short periods to maturity and the terms of these financial instruments.

Fair value estimates are made a specific point in time, based on relevant market information and information about the financial instrument.  These estimates are subjective in nature and involve uncertainties and matters of significant judgement and, therefore cannot be determined with precision.  Changes in assumptions could significantly affect the estimates.

The Company has classified the determination of fair value of accounts receivable, and derivatives as level 2, as the valuation method used by the Company includes an assessment of assets in quoted markets with significant observable inputs.

Expressed in '000's
Financial assets (liabilities) at fair value as at December 31, 2009
	Level 1	Level 2	Level 3	Total
Short term investments	$6,034	$-	$-	$6,034
Accounts receivable	-	8,322	-	8,322
Derivatives	-	(3,055)	-	(3,055)
	$6,034	$5,267	$-	$11,301
 1 Comparative information has not been presented in the table because this information is not required in the year of adoption. For periods subsequent to the year of adoption, comparative information would be necessary.

Accounts receivable includes accounts receivable from provisional sales.  The fair value of accounts receivable resulting from provisional pricing reflect observable market commodity prices.  Resulting fair value changes accounts receivable are through sales.  Transactions involving accounts receivable are with counterparties the Company believes are creditworthy.

Derivatives are carried at their fair value, which is determined based on internal valuation models that reflect observable forward market commodity prices.  Resulting fair value changes to derivatives are through net gain(loss) on commodity contracts. Transactions involving derivatives are with counterparties the Company believes to be creditworthy.

(b) Currency risk

The Company is exposed to the financial risk related to the fluctuation of foreign exchange rates.  The Company operates in Canada, Peru, Mexico, and Barbados and a portion of its expenses are incurred in Canadian dollars, Nuevo Soles, and Mexican Pesos.  A significant change in the currency exchange rates between the United

Management’s Discussion and Analysis Page - 19

FORTUNA SILVER MINES INC.
Management’s Discussion and Analysis
For the year ended December 31, 2009
(Dollar amounts expressed in US dollars, unless otherwise indicated)

States dollar relative to the other currencies could have a material effect on the Company’s results of operations, financial position or cash flows.  The Company has not hedged its exposure to currency fluctuations.

At December 31, 2009, the Company is exposed to currency risk through the following assets and liabilities denominated in Canadian dollars, Nuevo Soles and Mexican Pesos (all amounts are expressed in thousands of Canadian dollars, thousands of Nuevo Soles or thousands of Mexican Pesos):

	Expressed in '000's
	December 31, 2009				December 31, 2008
	Canadian	Nuevo		Mexican	Canadian	Nuevo		Mexican
	Dollars	Soles		Pesos	Dollars	Soles		Pesos
Cash	$21,283	S/.	302	$1,283	$29,748	S/.	629	$3,864
Short term investments	560		-	-	-		-	-
Accounts receivable	5		880	6,565	13		10,400	46,460
Accounts payable and accrued liabilities	(194)		(17,150)	(623)	(172)		(5,281)	(10,259)

Based on the above net exposure as at December 31, 2009, and assuming that all other variables remain constant, a 10% depreciation or appreciation of the US dollar against the above currencies would result in an increase or decrease, expressed in US dollars, as follows:

Impact to other comprehensive income (loss)	$2,293
Impact to net income (loss)		$(614)	$65

(c) Credit risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations.  The Company’s cash equivalents and short term investments are held through large Canadian, international and foreign national financial institutions.  These investments mature at various dates within one year.  All of the Company’s trade accounts receivables are held with large international metals trading companies.

The Company holds derivative contracts with financial institutions and in this regard is exposed to counterparty risk.  The Company mitigates this risk by transacting only with reputable financial institutions to minimize credit risk.

As at December 31, 2009, the Company has a Mexican value added tax of $0.42 million and Peruvian value added tax of $0.18 million.  The Company expects to recover the full amounts from the Mexican and Peruvian Governments.

(d) Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due.  The Company manages liquidity risk by continuing to monitor forecasted and actual cash flows.  The Company has in place a planning and budgeting process to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis and its development plans.  The Company strives to

Management’s Discussion and Analysis Page - 20

FORTUNA SILVER MINES INC.
Management’s Discussion and Analysis
For the year ended December 31, 2009
(Dollar amounts expressed in US dollars, unless otherwise indicated)

maintain sufficient liquidity to meet its short term business requirements, taking into account its anticipated cash flows from operations, its holdings of cash, short term investments, and its committed liabilities.

	Expressed in '000's
	Expected payments due by period as at December 31, 2009
	Less than			After
	1 year	1 - 3 years	4 - 5 years	5 years	Total
Accounts payable and accrued liabilities	$8,083	$-	$-	$-	$8,083
Due to related parties, net	49	-	-	-	49
Derivatives	3,055	-	-	-	3,055
Long term liability	1,038	1,454	-	-	2,492
Total 1	$12,225	$1,454	$-	$-	$13,679
1 Amounts above do not include payments related to the following: (i) the Company's anticipated asset retirement obligation of $2,529 associated with mine closure, land reclamation, and other environmental matters.

(e) Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.  The risk that the Company will realize a loss as a result of a decline in the fair value is limited because the balances are generally held with major financial institutions in demand deposit accounts.

(f) Metal price risk

The Company is exposed to metals price risk with respect to silver, gold, zinc, and lead sold through its mineral concentrate products.  The Company mitigates this risk by implementing price protection programs for some of its zinc and lead production through the use of derivative instruments.  As a matter of policy, the Company does not hedge its silver production.

Other Data

Additional information related to the Company is available for viewing at www.sedar.com and the Company’s website at www.fortunasilver.com.

Management’s Discussion and Analysis Page - 21

FORTUNA SILVER MINES INC.
Management’s Discussion and Analysis
For the year ended December 31, 2009
(Dollar amounts expressed in US dollars, unless otherwise indicated)

Share Position and Outstanding Warrants and Options

The Company’s outstanding share position at March 11, 2010 is 110,062,465 common shares.  In addition, a total of 8,150,500 incentive stock options, with 2,665,000 subject to shareholder approval, are currently outstanding as follows:

		Exercise
		Price
Type of Security	No. of Shares	CAD$	Expiry Date

Incentive Stock Options:	30,000	$0.80	July 24, 2010
	270,000	$1.35	February 5, 2016
	250,000	$2.29	March 30, 2016
	60,000	$1.75	May 8, 2016
	200,000	$1.75	May 22, 2016
	7,500	$0.85	July 5, 2016
	225,000	$1.55	July 5, 2016
	860,000	$1.66	July 10, 2016
	225,000	$1.61	September 13, 2016
	95,000	$0.85	January 11, 2017
	700,000	$2.22	January 11, 2017
	50,000	$2.75	February 6, 2017
	15,000	$0.85	April 22, 2017
	5,000	$0.85	May 31, 2017
	38,000	$0.85	June 27, 2017
	30,000	$0.85	July 2, 2017
	25,000	$0.85	October 24, 2017
	250,000	$2.52	February 5, 2018
	150,000	$1.25	August 25, 2018
	1,100,000	$0.85	October 5, 2018
	650,000	$0.85	November 5, 2018
	250,000	$0.83	July 6, 2019
	2,150,000	$1.60	October 27, 2019
	490,000	$1.70	November 8, 2019
	25,000	$2.23	November 23, 2019
TOTAL OUTSTANDING OPTIONS:	8,150,500

Management’s Discussion and Analysis Page - 22

FORTUNA SILVER MINES INC.
Management’s Discussion and Analysis
For the year ended December 31, 2009
(Dollar amounts expressed in US dollars, unless otherwise indicated)

Change in Accounting Policy

Change in Reporting Currency

Effective January 1, 2009, the Company changed its reporting currency to the US dollar.  The change in reporting currency is to better reflect the Company’s business activities and to improve investors’ ability to compare the Company’s financial results with other publicly traded businesses in the mining industry.  Prior to January 1, 2009, the Company reported its annual and quarterly consolidated balance sheets and the related consolidated statements of operations and cash flows in Canadian dollar (CAD).

In making this change in reporting currency, the Company followed the recommendations of the Emerging Issues Committee (EIC) of the Canadian Institute of Chartered Accountants (“CICA”), set out in EIC-130, “Translation Method when the Reporting Currency Differs from the Measurement Currency or there is a Change in the Reporting Currency”.  In accordance with EIC-130, the financial statements for all years and periods presented have been translated in to the new reporting currency using the current rate method.  Under this method, the statements of operations and cash flows statements items for each year and period have been translated into the reporting currency using the average exchange rates prevailing during each reporting period. All assets and liabilities have been translated using the exchange rate prevailing at the consolidated balance sheets dates.  All resulting exchange differences arising from the translation are included as a separate component of other comprehensive income.  All comparative financial information has been restated to reflect the Company’s results as if they had been historically reported in US dollars.

Adoption of New Accounting Standards

Goodwill and Intangible Assets (Section 3064)

In February 2008, the CICA issued the following Handbook Sections : Section 3064, “Goodwill and Intangible Assets”, which replaces Section 3062, “Goodwill and Intangible Assets”, and Section 3450, “Research and Development Costs”, and amended Section 1000, “Financial Statement Concepts”.  The standard intends to reduce the differences with International Financial Reporting Standards (“IFRS”) in the accounting for intangible assets and results in closer alignment with U.S. GAAP.  Under previous Canadian standards, more items are recognized as assets than under IFRS or U.S. GAAP.  The objectives of Section 3064 are to reinforce the principle-based approach to the recognition of assets only in accordance with the definition of an asset and the criteria for asset recognition; and clarify the application of the concept of matching revenues and expenses such that the current practice of recognizing assets that do not meet the definition and recognition criteria are eliminated.  The standard also provides guidance for the recognition of internally developed intangible assets (including research and development activities), ensuring consistent treatment of all intangible assets, whether separately acquired or internally developed.  This standard is effective for fiscal years beginning on or after October 1, 2008.  The Company has evaluated the new section and determined that adoption of these new requirements did not have a material impact on the Company’s consolidated financial statements.

Management’s Discussion and Analysis Page - 23

FORTUNA SILVER MINES INC.
Management’s Discussion and Analysis
For the year ended December 31, 2009
(Dollar amounts expressed in US dollars, unless otherwise indicated)

Credit risk and fair value of financial assets and financial liabilities

In January 2009, the Emerging Issues Committee of the CICA issued EIC-173 “Credit Risk and the Fair Value of Financial Assets and Financial Liabilities”.  This guidance clarified that an entity’s own credit risk and the credit risk of the counterparty should be taken into account in determining the fair value of financial assets and financial liabilities including derivative instruments, for presentation and disclosure purposes.

The guidance is to be applied retrospectively without restatement of prior periods to all financial assets and liabilities measured at fair value in interim and annual financial statements for periods ending on or after the date of issuance of this Abstract.  Retrospective application with restatement of prior periods is permitted but not required.

The Company has evaluated the new section and determined that adoption of these new requirements did not have a material impact on the Company’s consolidated financial statements.

Mining Exploration Costs

On March 27, 2009, the Emerging Issues Committee of the CICA issued EIC-174 “Mining Exploration Costs” which applies to interim and annual financial statements for periods ending on or after January 20, 2009.  This guidance clarified that an entity that has initially capitalized exploration costs has an obligation in the current and subsequent accounting periods to test such costs for recoverability whenever events or changes in circumstances indicate that its carrying amount may not be recoverable.

The Company has adopted this new standard in its December 31, 2009 annual financial statements with no impact on the Company’s consolidated financial statements.

Foreign currency translation

Fortuna Silver Mines Inc.’s functional currency is the Canadian dollar.  Effective January 1, 2009, the Company changed its reporting currency to the US dollar.

All subsidiaries, except its wholly owned subsidiary, Minera Bateas S.A.C. (“Bateas”), are considered to be self sustaining operations.  Bateas’s integrated foreign operations and their financial statements are translated to US dollars under the temporal method.  Monetary assets and liabilities denominated in foreign currencies are translated at the exchange rate in effect at the balance sheet date and non-monetary assets and liabilities at historical exchange rates. Revenues and expenses are translated at the average exchange rate in effect during the period.  Realized and unrealized foreign exchange gains and losses are included in earnings.

Commencing January 1, 2009, Bateas is an integrated foreign operation because Bateas translates its financial statements denominated in Peruvian Soles to US dollars using the temporal method.

All other subsidiaries’ financial statements are translated using the current rate method.  Assets and are translated into US dollars using the current rate method at period-end exchange rates and resulting translation adjustments are reflected in comprehensive income.  Revenues and expenses are translated at average exchange rates for the period.

Management’s Discussion and Analysis Page - 24

FORTUNA SILVER MINES INC.
Management’s Discussion and Analysis
For the year ended December 31, 2009
(Dollar amounts expressed in US dollars, unless otherwise indicated)

Recent released Canadian Accounting Standards

The Company has assessed new and revised accounting pronouncements that have been issued and determined that the following may have an impact on the Company:

Convergence with International Financial Reporting Standards (“IFRS”)

In 2006, the Canadian Accounting Standards Board (“AcSB”) published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies.  The AcSB strategic plan outlines the convergence of Canadian GAAP with International Financial Reporting Standards (“IFRS”)  over an expected five year transitional period.  In February 2008, the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canadian GAAP.  This date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011.  The Company will begin reporting its financial statements in accordance with IFRS on January 1, 2011, with comparative figures for 2010.

The adoption date of January 1, 2011 will require the restatement, for comparative purposes, of amounts reported by the Company for its year ended December 31, 2010, and of the opening balance sheet as at January 1, 2010.

During 2009, the Company began planning its transition to IFRS.  The process will consist of three phases: Scoping and Diagnostics, Analysis and Development, and Implementation and Review.

During the third quarter of 2009, the Company, with the assistance of external advisors, completed an initial scoping and diagnostic assessment.  This assessment identified, at a high level, the key areas for more detailed consideration and that may give rise to potential difference upon conversion.  As part of this phase, preliminary recommendations were made in respect of transitional elections available under IFRS 1, “First-Time Adoption of International Reporting Standards”.  At the present time the company is planning to apply two of the 17 exemptions which include:

•
IFRS 3 “Business Combinations” which allows an entity that has conducted prior business combinations to apply IFRS 3 on a prospective basis only from the date of transition.  This avoids the requirement to restate prior business combinations, although some adjustments may still be necessary.  Currently, the Company has three prior business transactions that meet the criteria of a business combination under IFRS.

•
IFRS 2 “Share-Based Payment Transactions” which allows full retrospective application to be avoided for certain share-based instruments depending on the grant date, vesting terms and settlement of any related liabilities.  The Company has not disclosed the value of the share options historically and therefore cannot apply IFRS 2 retrospectively.

Following the completion of the scoping and diagnostic assessment, the Company engaged external advisors to assist with detailed technical reviews of the identified potential high impact areas.  These reviews include the identification of IFRS - Canadian GAAP differences, accounting policy considerations, and preliminary implementation plans.  The high impact areas relating to conversion include foreign currency; property, plant and equipment; income taxes; and provisions (including asset retirement obligations).  The technical review aspects of these assessments have been completed for foreign currency; property, plant and equipment; and income taxes.  A summary of the potential impacts in these areas are as follows:

Management’s Discussion and Analysis Page - 25

FORTUNA SILVER MINES INC.
Management’s Discussion and Analysis
For the year ended December 31, 2009
(Dollar amounts expressed in US dollars, unless otherwise indicated)

a)	Foreign Currency

Under International Accounting Standard (“IAS”) 21, it is necessary to assess the functional currency of all the Company’s entities based on the primary economic environment in which the entity operates.  In addition, secondary factors may also provide evidence of an entity’s functional currency.  Once the functional currency is determined, it does not change unless there is a change in the underlying nature of the transactions and relevant conditions and events.

All entities that have a Canadian GAAP measurement currency that is different than the functional currency under IFRS will need to translate their balance sheets to the functional currency at the transition date.  The Company will need to update its consolidation model for foreign currency translation.

The Company’s preliminary analysis is the functional currency of all the group’s entities is U.S. dollars, the same as the presentation currency.  As a result, the Company is planning to take the IFRS 1 exemption that resets the cumulative translation adjustment balance to zero, to reduce the conversion effort.

b)	Property, Plant and Equipment

Under IAS 16, each part of an item of property, plant and equipment with a cost that is significant in relation to the total costs of an item is depreciated separately.  This is commonly referred to as component depreciation.  Each separate part is depreciated over its useful economic life to the residual value.  Under IFRS, the assessment of the useful economic life and the residual value of each part of the asset are determined on an annual basis.  The Company is currently completing a detailed review of fixed assets to determine if additional component depreciation will be necessary.

Canadian GAAP does not specifically state how to treat borrowing costs related to the construction of an asset, whereas IFRS states that borrowing costs that are directly attributable to the acquisition or construction of a qualifying asset shall be capitalized as part of the cost of that asset on a net basis.

Under IFRS, there is an option to use either the cost method or the revaluation model for subsequent measurement of classes of assets.  The Company plans to continue to use the cost method.

For impairment, Canadian GAAP generally uses a two-step approach to testing: first comparing asset carrying values with undiscounted future cash flows to determine whether impairment exists, and then measuring any impairment by comparing asset carrying values with fair values.  IAS 36, “Impairment of Assets”, uses a one-step approach for both testing for and measurement of impairment, with carrying values compared directly with the higher of fair value less costs to sell and value in use (which uses discounted future cash flows).  This may potentially result in more write downs when carrying values of assets are supported under Canadian GAAP on an undiscounted cash flow basis, but could not be supported on a discounted cash flow basis.

However, the extent of any new writedowns may be partially offset by the requirement under IAS 36 to reverse any previous impairment losses where circumstances have changed such that the impairments have been reduced.  Canadian GAAP prohibits reversal of impairment losses.

Management’s Discussion and Analysis Page - 26

FORTUNA SILVER MINES INC.
Management’s Discussion and Analysis
For the year ended December 31, 2009
(Dollar amounts expressed in US dollars, unless otherwise indicated)

c)	Income Taxes

The analysis completed to date has identified two significant relevant differences in the area of accounting for income taxes.

Canadian GAAP has a specific exemption for future income taxes related to non-monetary assets or liabilities of integrated foreign operations.  Future income taxes cannot be recognized for a temporary difference arising from the difference between the historical exchange rate and the current exchange rate translation of the cost of non-monetary assets or liabilities of integrated foreign operations.  Under IFRS, deferred tax is recognized on the difference between: the accounting basis of all items, which is accounted for as specified under IFRS.  For foreign currency non-monetary assets or liabilities, this is the local or tax basis currency translated into the functional currency at the historical rate; and the tax basis, which is the local or tax basis currency amount translated to the functional currency at the spot exchange rate at the balance sheet date.  The result of this calculation difference will be added volatility in the tax expense as foreign exchange swings will have an impact on the tax expense.

IFRS 12 does not permit recognition of a temporary difference on initial recognition, except if the transaction is a business combination or if the transaction affects accounting or taxable profit or loss.  Under Canadian GAAP, assets acquired in other than in a business combination, may have a tax basis different than the carrying amount on acquisition.  The associated FIT assets (subject to the more likely than not test) or liability is recognized at the time of acquisition and added to the cost of the asset.  The amount of the FIT is calculated using a simultaneous equation; this method of tax calculation is referred to as the ‘gross up’ method.  Under IAS 12, any temporary differences arising on subsequent asset acquisitions, other than in a business combination, would be ignored.  On adoption of IFRS, the temporary differences arising from the ‘gross up’ method under Canadian GAAP will be reversed.

Following the completion of the 2009 year-end filings, the Company will commence quantification of the identified technical differences.

Concurrent with the technical analysis, we have prepared draft pro forma consolidated annual IFRS financial statements to help understand the disclosure impact of the change to IFRS.  These will be presented to the Audit Committee at the end of the first quarter of 2010.

The Company will continue to monitor changes in IFRS leading up to the changeover date, and will update the conversion plan as required.

Business Combinations

In January 2009, the CICA issued the following Handbook Sections: Section 1582, “Business Combinations”, Section 1601, “Consolidated Financial Statements”, and Section 1602, “Non-controlling Interests”.  These new standards are harmonized with International Financial Reporting Standards (IFRS).  Section 1582 specifies a number of changes, including: an expanded definition of a business, a requirement to measure all business acquisitions at fair value, a requirement to measure non-controlling interests at fair value, and a requirement to recognize acquisition-related costs as expenses.  Section 1601 establishes the standards for preparing consolidated financial statements.  Section 1602 specifies that non-controlling interests be treated as a separate component of equity, not as a liability or other item outside of equity.  The new standards will become effective

Management’s Discussion and Analysis Page - 27

FORTUNA SILVER MINES INC.
Management’s Discussion and Analysis
For the year ended December 31, 2009
(Dollar amounts expressed in US dollars, unless otherwise indicated)

in 2011 but early adoption is permitted.  The Company is evaluating the attributes of early adoption of this standard and its potential effects if events or transactions occurred that this standard applies to.

Comprehensive revaluation of assets and liabilities and Equity

In August 2009, the CICA amended Section 1625, “Comprehensive revaluation of assets and liabilities” as a result of issuing “Business Combinations, Section 1582, “Consolidated Financial Statements”, Section 1601, and Non-Controlling Interests”, Section 1602, in January 2009.

In August 2009, the CICA amended Section 3251, “Equity” as a result of issuing Section 1602, “Non-controlling Interests”.  These amendments only apply to entities that have adopted Section 1602.

These amendments apply prospectively to comprehensive revaluations of assets and liabilities occurring in fiscal years beginning on or after January 1, 2011, but early adoption is permitted.  The Company is evaluating the attributes of early adoption of this standard and its potential effects if events or transactions occurred that this standard applies to.

Financial Instruments and Impaired Loans

In August 2009, the CICA issued amendments to Section 3855, “Financial Instruments: Recognition and Measurement”.  These amendments will permit (or require in certain circumstances) entities to reclassify certain investments in debt instruments, will amend the guidance regarding impairment measurement for Held-to- Maturity debt instruments and will require reversals of impairment losses for Available for Sale debt instruments when conditions have changed.  These amendments apply only to investments in debt instruments and do not apply to investments in equity investments or to debt instruments that have been designated at orgination as Held-for-Trading.

In August 2009, the CICA amended Section 3025, “Impaired loans” to conform with the definition of a loan to that in amended Section 3855 and to include held-to-maturity investments within the scope of this Section.

These amendments are effective for annual financial statements relating to fiscal years beginning on or after November 1, 2008 with early adoption permitted for interim financial statements issued on or after August 20, 2009.  The Company has evaluated the new section and determined that adoption of these new requirements, for fiscal year end December 31, 2009, did not have a material impact on the Company’s consolidated financial statements.

Risks and Uncertainties

Metal price risk

One of the most significant risks affecting the profitability and viability of the Company’s mining operations is the fluctuation of metal prices.  Volatility of metal prices is high by historic measures and strong downturns on these prices can have significant adverse effects on the continuity of the Company’s operations.  In order to mitigate this risk in the medium term, the Company put in place price protection strategies for approximately 59% and 60% of its zinc and lead metal production, respectively, for the six month period between January 2010 and June 2010.  For the six month period between July 2010 and December 31, 2010, the Company put in place price protection strategies for 59% and 57% of its zinc and lead metal production, respectively.

Management’s Discussion and Analysis Page - 28

FORTUNA SILVER MINES INC.
Management’s Discussion and Analysis
For the year ended December 31, 2009
(Dollar amounts expressed in US dollars, unless otherwise indicated)

Credit risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations.  The Company’s cash equivalents and short term investments are held through large Canadian and international financial institutions.  These investments mature at various dates within one year.

The Company is subject to credit risk through its trade receivables.  The Company enters into one year contracts to sell its concentrate products at Caylloma and transacts only with credit worthy costumers to minimize credit risk.  The Company awarded its full production of 2009 to large international metals trading companies, including Glencore International.

The Company holds derivative contracts with financial institutions and in this regard is exposed to counterparty risk.  The Company mitigates this risk by transacting only with reputable financial institutions to minimize credit risk.  During 2009, the Company has transacted with Standard Bank PLC, Banco Bilbao Vizcaya Argentaria, S.A., Macquarie Bank Limited, Goldman Sachs, and Scotia Bank.  The Company currently holds derivatives contracts with Macquarie Bank Limited and Scotia Bank.

Environmental risk

The Company has recorded an asset retirement obligation of $2.53 million as of December 31, 2009 in relation to the cost of reclamation associated with the Caylloma property.  This amount has been estimated by a third party in compliance of local regulations and has been approved by the relevant authorities in November 2009.

In view of the uncertainties concerning environmental reclamation, the ultimate cost of reclamation activities could differ materially from the estimated amount recorded.  The estimate of the Company’s asset retirement obligation relating to the Caylloma mine is subject to change based on amendments to laws and regulations and as new information regarding the Company’s operations becomes available.

Currency risk

The Company is exposed to the financial risk related to the fluctuation of foreign exchange rates.  The Company operates in Canada, Peru, Mexico, and Barbados and a portion of its expenses are incurred in Canadian dollars, Nuevo Soles, and Mexican Pesos.  A significant change in the currency exchange rates between the United States dollar relative to the other currencies could have a material effect on the Company’s results of operations, financial position or cash flows.  The Company has not hedged its exposure to currency fluctuations.

Exploration and development

The business of mineral exploration and extraction involves a high degree of risk.  Few properties that are in the exploration stage ultimately become producing mines.  Major expenses may be required to establish reserves by drilling and to construct mining and processing facilities at a site.  It is impossible to ensure that exploration and development programs carried out by the Company will result in profitable commercial mining operations.

Management’s Discussion and Analysis Page - 29

FORTUNA SILVER MINES INC.
Management’s Discussion and Analysis
For the year ended December 31, 2009
(Dollar amounts expressed in US dollars, unless otherwise indicated)

Resources and reserves

There is a degree of uncertainty attributable to the estimation of resources and reserves and to expected mineral grades.  Mineral Resources and Mineral Reserves may require revision based on actual production experience.  Market fluctuations in the price of metals, as well as increased production costs and reduced recovery rates, may render certain mineral reserves uneconomic and may ultimately result in a restatement of resources and/or reserves.  Short term operating factors relating to the mineral resources and reserves, such as the need for sequential development of ore bodies may adversely affect the Company’s profitability in any accounting period.

Political and country risk

The Company’s mineral properties are located in emerging nations and consequently may be subject to a higher level of risk compared to developed countries.  Operations, the status of mineral property rights, title to the properties and the recoverability of amounts shown for mineral properties in emerging nations can be affected by changing economic, regulatory, and political situations.

The State of Oaxaca has a history of social conflicts and political agitation which can lead to public demonstrations and blockades that can from time to time affect the Company’s operations.

Controls and Procedures

Disclosure Controls and Procedures

The Company evaluated the effectiveness of the design and operation of the disclosure controls and procedures, as of December 31, 2009, under the supervision of the Chief Executive Officer (“CEO”) and the Chief Financial Officer (“CFO”).  Based on the results of this evaluation the CEO and the CFO have concluded that such disclosure controls are sufficiently effective to provide reasonable assurance that material information relating to the Company is made known to management and disclosed in accordance with the applicable securities laws.

Internal Control Over Financial Reporting

The Company’s management, with the participation of its CEO and CFO, are responsible for establishing a system of internal control over financial reporting to provide reasonable assurance regarding the reliability and integrity of the Company’s financial information and the preparation of its financial statements in accordance with Canadian generally accepted accounting principles.  Management of the Company, with the participation of the CEO and CFO, has evaluated the effectiveness of internal control over financial reporting as of December 31, 2009 and has concluded there are no material weaknesses.  Management continues to review and refine its internal controls and procedures.

Management Changes

There were no management changes during the year ended December 31, 2009.

Management’s Discussion and Analysis Page - 30

FORTUNA SILVER MINES INC.
Management’s Discussion and Analysis
For the year ended December 31, 2009
(Dollar amounts expressed in US dollars, unless otherwise indicated)

Outlook

For 2010, the Company expects to sustain silver production at 1,700,000 ounces, with base metal production also remaining level at current rates.

2010 Production Guidance (rounded to whole thousands)

	2010	2009	2008	2007
Metal production	(Forecast)	(Actual)	(Actual)	(Actual)
Silver (oz)	1,700,000	1,683,000	805,000	480,000
Zinc (lbs)	28,400,000	28,442,000	23,283,000	13,900,000
Lead (lbs)	25,200,000	25,137,000	16,502,000	8,300,000
Copper (lbs)	1,000,000	88,000	-	-

Management’s Discussion and Analysis Page - 31